Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-289926

Prospectus Supplement No. 4

(To Prospectus dated September 25, 2025)

Robo.ai Inc.

UP TO 295,145,910 CLASS B ORDINARY SHARES

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated September 25, 2025 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-289926), as amended and supplemented, with the information contained in our Current Report on Form 6-K, furnished with the Securities and Exchange Commission on October 10, 2025. The Prospectus relates to the potential offer and sale from time to time by the selling securityholders named in the Prospectus or their pledgees, donees, transferees, assignees or other successors in interest (that receive any of the securities as a gift, distribution, or other non-sale related transfer) of up to 295,145,910 Class B ordinary shares, par value US$0.0001 per share, of Robo.ai Inc.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class B ordinary shares are listed on the Nasdaq Stock Market LLC, or Nasdaq, under the trading symbol “AIIO.” On October 13, 2025, the closing price of our Class B ordinary shares on Nasdaq was $1.52.

We may further amend or supplement the Prospectus and this prospectus supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this prospectus supplement and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 17 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 14, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41559

Robo.ai Inc.

(Translation of registrant’s name into English)

Office 114-117, Floor 1, Building A1

Dubai Digital Park, Dubai Silicon Oasis

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Partnership and Vehicle Procurement Agreement

On October 9, 2025, Astra Mobility Meta (Cayman) Limited (“Astra”), an autonomous vehicles company in the Middle East and a wholly owned subsidiary of Robo.ai Inc., a Cayman Islands exempted company, entered into a partnership agreement (the “Agreement”) with W Motors Automotive Group Holding Limited Dubai Branch, a company providing turnkey mobility services with in-house design, engineering and manufacturing capabilities and mobility fleet solutions to governments and corporates in the Middle East and North Africa region (“W Motors”) to establish a strategic collaboration focused on the joint development as well as procurement and deployment of electric and autonomous vehicle solutions in the Middle East and other target markets.

Under the Agreement, Astra and W Motors will collaborate on the design, engineering, prototyping and manufacturing of last mile delivery vehicles, multi-purpose autonomous vehicles (including autonomous delivery solutions), and electric utility vehicles (collectively, the “Vehicles”) tailored to the operational needs of W Motors’ clients. Upon successful development and testing of the Vehicles, W Motors has committed to procure 30,000 Vehicles over a period of five years. The Agreement further provides W Motors with exclusivity for manufacturing of the Vehicles, subject to limitations.

Either party may terminate the Agreement upon written notice in the event of a material breach not cured within thirty (30) days, repeated breaches, insolvency, cessation of business, or other specified events. The Agreement may also be terminated upon execution of a superseding agreement between the parties. In the event Astra terminates prior to completion of the project, Astra is required to refund any development payments made by W Motors within sixty (60) days of termination, with all work completed to date remaining the property of Astra. The Agreement includes others customary terms, such as confidentiality, non-solicitation and intellectual property rights provisions.

On October 9, 2025, the Company issued a press release announcing the entry of the Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated October 9, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2025	Robo.ai Inc.

	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer

Exhibit 99.1

Astra, a Subsidiary of Robo.ai, Secures Development and Procurement Order for
30,000 Smart Electric and Autonomous Vehicles (AEVs) with W Motors

Oct 09, 2025

DUBAI, UAE, Oct. 9, 2025 /PRNewswire/ -- Robo.ai Inc. (NASDAQ: AIIO) today announced that its wholly owned subsidiary, Astra Mobility Meta (Cayman) Limited (“Astra”), has entered into a commercial agreement with Dubai-headquartered W Motors Automotive Group (“W Motors”) to co-develop and produce a new generation of intelligent electric last mile and autonomous multi-purpose vehicles. Under the agreement, following the successful development and testing of the vehicles, W Motors plans to procure no fewer than 30,000 vehicles from Astra over the next five years.

W Motors’market credibility and public-sector track record

Known globally for the Lykan HyperSport supercar, W Motors has evolved into a trusted provider of smart mobility and security solutions in the region. Its GHIATH smart patrol platform—developed with Dubai Police—has earned international recognition, underscoring W Motors’ capability to deliver high-performance, high-trust vehicles for government and public-safety use.

Program scope, roles, and timeline

The collaboration covers end-to-end vehicle design, development, validation, and production for multiple use cases including last-mile delivery, shared mobility, smart logistics and autonomous vehicles. Astra will lead product design, development, prototyping, components manufacturing, safety certification, systems integration, and after-sales support. W Motors will handle local manufacturing and assembly in the UAE within its state-of-the-art factory in Dubai Silicon Oasis along with full customization to align with market requirements, operational data, and customer testing feedback to ensure regulatory alignment and commercial fit for the Middle East. The parties expect a 12-month development cycle, with start of production (SOP) targeted for 2026. The deployment of the first proof-of-concept (POC) vehicle, which will be tested with the end user, is expected within three months of signing. The program will launch in the UAE and expand to broader GCC region.

Web3/DePIN integration for vehicle-as-a-node

Astra and W Motors plan to connect the vehicles to Arkreen’s green-energy data network and blockchain incentive framework, enabling trusted, on-chain records for charging, energy use, carbon emissions, and mobility data, so each vehicle can operate with a verifiable digital identity and native revenue model. This approach supports:

●	DePIN-driven value accrual: operational and energy-contribution data mapped to on-chain rewards;

●	RWA mapping: transparent linkage between physical assets and blockchain-based economics;

●	ESG capital enablement: a compliant pathway to attract global sustainable-finance flows into regional smart manufacturing.

Executive commentary

“This is a system-level upgrade for the Middle East’s smart-manufacturing ecosystem,” said Lawrence Chao, President of Astra Mobility Meta. “By pairing Astra’s EV and autonomous technologies with W Motors’ market insight and operational capability, and integrating with Arkreen’s DePIN network, every vehicle becomes a node for energy data and digital asset value, completing the value loop for intelligent hardware.”

“W Motors is committed to accelerating the region’s transition to sustainable, intelligent mobility,” said Ralph R. Debbas, Chief Executive Officer of W Motors Automotive Group. “Our collaboration with Astra enables us to deliver more efficient and forward-looking EV solutions. With Robo.ai and Arkreen’s integration in Web3 and green-energy infrastructure, we aim to set a new benchmark for the Middle East.”

About Astra Mobility Meta (Cayman) Limited

Astra, a wholly owned subsidiary of Robo.ai Inc. headquartered in the UAE, focuses on AI-enabled mobility innovation. The company is developing L4 autonomous-driving technologies and smart-mobility products, combining advanced R&D with commercialization across intelligent vehicles and future mobility spaces.

About W Motors Automotive Group Holding Limited

Founded in 2012, W Motors is the first manufacturer of high-performance luxury sports cars in the Middle East and has since evolved into a fully integrated mobility solutions provider. Headquartered in Dubai UAE, the company’s capabilities span across automotive design and engineering, research & development, manufacturing, technology, and consultancy, positioning it as the leader in the region’s mobility industry.

About Robo.ai Inc.

Robo.ai Inc. (Nasdaq: AIIO) is a technology company focused on building a global AI robotics network platform. Its mission is to integrate intelligent terminals, develop a unified AI operating system, and establish a smart contract-enabled ecosystem to drive the intelligent era. Robo.ai aims to transform into a decentralized AI asset platform, connecting all AI terminals and enabling the next wave of asset tokenization and the Internet of Things.

This press release includes “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties. Actual outcomes may differ materially from expectations — please refer to the company’s SEC filings for details.